
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
                                     UNDER
                          SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                            CENTRAL NEWSPAPERS, INC.
                       (Name Of Subject Company (Issuer))
                       PACIFIC AND SOUTHERN INDIANA CORP.
                               GANNETT CO., INC.
                      (Names Of Filing Persons (Offerors))

                      CLASS A COMMON STOCK, NO PAR VALUE;
                       CLASS B COMMON STOCK, NO PAR VALUE
                         (Title Of Class Of Securities)

                                   154647101;
                                   154647200
                     (CUSIP NUMBERS OF CLASS OF SECURITIES)

                             THOMAS L. CHAPPLE, ESQ.
                                GANNETT CO., INC.
                              1100 WILSON BOULEVARD
                            ARLINGTON, VIRGINIA 22234
            (Name, Address And Telephone Number Of Person Authorized
       To Receive Notices And Communications On Behalf Of Filing Persons)

                                ----------------
                                    Copy to:
                          RICHARD F. LANGAN, JR., ESQ.
                             JOHN C. PARTIGAN, ESQ.
                                NIXON PEABODY LLP
                             401 NINTH STREET, N.W.
                              WASHINGTON, DC 20004
                                 (202) 585-8000

                                -----------------

                            CALCULATION OF FILING FEE
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
================================================================================
   TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
       $2,649,136,448                                        $529,827.29
--------------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding the following: (i) $64.00, the per share tender offer price of the Class A Common Stock times 35,857,156, the number of outstanding shares of Class A Common Stock as of June 23, 2000 on a fully diluted basis which includes 3,132,832 shares of Class A Common Stock issuable upon the exercise of options; and (ii) $6.40, the per share tender offer price of the Class B Common Stock times 55,356,010, the number of outstanding shares of Class B Common Stock as of June 23, 2000 on a fully diluted basis.
**Calculated as 1/50 of 1% of the transaction value.
[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: None                      Filing Party: Not applicable
  Form or Registration No.: Not applicable          Date Filed:  Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:
|X| third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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         This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Pacific and Southern Indiana Corp., an Indiana corporation ("Purchaser") and a subsidiary of Gannett Co., Inc., a Delaware corporation ("Parent"). This Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Class A Common Stock, no par value (the "Class A Stock"), of Central Newspapers, Inc., an Indiana corporation (the "Company"), at a purchase price of $64.00 per share of Class A Common Stock and any and all outstanding shares of Class B Common Stock, no par value (the "Class B Stock" and, together with the Class A Stock, the "Company Stock"), of the Company at a purchase price of $6.40 per share, in each case, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of June 28, 2000, among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

 Not applicable.

ITEM 12. EXHIBITS.

(a)(1)   Offer to Purchase, dated July 3, 2000.

(a)(2)   Form of Letter of Transmittal.

(a)(3)   Form of Notice of Guaranteed Delivery.

(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)   Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)   Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)   Joint Press Release Issued by Parent and the Company on June 28, 2000 (1).

(b)      None.

(d)(1)   Agreement and Plan of Merger, dated as of June 28, 2000, among Parent, Purchaser and the Company (2).

(d)(2)   Voting and Tender Agreement, dated as of June 28, 2000, among the Eugene C. Pulliam Trust, the Company and Purchaser (3).

(d)(3)   Confidentiality Agreement dated May 26, 2000 between the Company and Parent.

(g)      None.

(h)      None.
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ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2000


                                              PACIFIC AND SOUTHERN INDIANA CORP.


                                              By:
                                                 -------------------------------
                                              Name:
                                                   -----------------------------
                                              Title:
                                                    ----------------------------


                                              GANNETT CO., INC.


                                              By:
                                                 -------------------------------
                                              Name:
                                                   -----------------------------
                                              Title:
                                                    ----------------------------


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EXHIBIT INDEX

EXHIBIT NO.

(a)(1)   Offer to Purchase, dated July 3, 2000.

(a)(2)   Form of Letter of Transmittal.

(a)(3)   Form of Notice of Guaranteed Delivery.

(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)   Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)   Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)   Joint Press Release issued by Parent and the Company on June 28, 2000 (1).

(b)      None.

(d)(1)   Agreement and Plan of Merger, dated as of June 28, 2000, among Parent, Purchaser and the Company (2).

(d)(2)   Voting and Tender Agreement, dated as of June 28, 2000, among the Eugene C. Pulliam Trust, Parent and Purchaser (3).

(d)(3)   Confidentiality Agreement dated May 26, 2000 between the Company and Parent.

(g)      None.

(h)      None.

-------------------------------
(l)      Incorporated by reference to the Parent's Schedule TO, filed June 28, 2000.

(2)      Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated June 29, 2000 (Commission File
         No. 1-10333).

(3)      Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K dated June 29, 2000 (Commission File
         No. 1-10333).